Exhibit 99.29

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, SEPTEMBER 29, 2011

NOTICE OF MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON THURSDAY, SEPTEMBER 29, 2011.

TO BE HELD AT:

Miraflores Park Hotel

Av. Malecón de la Reserva 1035 Miraflores

Lima 18, Peru

At 10:00 a.m.

Dated: August 25, 2011

RIO ALTO MINING LIMITED
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON THURSDAY, SEPTEMBER 29, 2011

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at Miraflores Park Hotel, Av. Malecón de la Reserva 1035 Miraflores, Lima 18, Peru, at 10:00 a.m. on Thursday, September 29, 2011 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the financial year ended May 31, 2011, and the report of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at eight (8);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.

to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Management Information Circular (the “Circular”) accompanying this Notice of Meeting prepared for the purpose of the Meeting, relating to the approval of a new stock option plan of the Corporation; and

6.	to transact such other business as may be properly brought before the meeting or any adjournment thereof.

DATED this 25 day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alexander Black”
Alexander Black
President and Chief Operating Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

RIO ALTO MINING LIMITED

MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF RIO ALTO MINING LIMITED (THE “CORPORATION”) of proxies from the holders of common shares (the “Common Shares”) for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 29, 2011 at 10:00 a.m. at Miraflores Park Hotel, Av. Malecon de la Reserva 1035 Miraflores, Lima 18, Peru, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Corporation’s transfer agent, Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation or with Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the

Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.

QUORUM

The by-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders of the Corporation if at least two persons are present at the meeting, holding or representing by proxy not less than five (5%) percent of the outstanding shares of the Corporation entitled to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the effective date of this Circular (the “Effective Date”), which is August 25, 2011 the Corporation has 168,750,082 Common Shares without nominal or par value outstanding. There are no other shares authorized, issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on August 25, 2011 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the best of the knowledge of the Corporation’s directors and the executive officers, no person beneficially owns directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion describes the Corporation’s executive compensation program for each person who acted in the capacity as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose compensation was more than $150,000 during the financial year ended May 31, 2011 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”). This section will address the Corporation’s executive compensation philosophy and objectives and provide a review of the process the Corporate Governance and Compensation Committee (“CGC Committee”) undertakes in deciding how to compensate the Corporation’s Named Executive Officers. This section will also provide discussion and analysis of the CGC Committee’s specific decisions about the compensation of the Named Executive Officers for the financial year ended May 31, 2011.

The compensation program of the Corporation is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Corporation’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the executive officers to the overall success and strategic growth of the Corporation. The compensation program is designed to reward management performance by aligning a component of the compensation with the Corporation’s operating and financial performance and share value. The philosophy of the Corporation is to pay the management a total compensation amount that is competitive with other junior mineral exploration and development companies and is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to incent and reward the executives for their contributions to the achievements of the Corporation on both an annual and long term basis. The compensation program of the Corporation provides incentive to the Corporation executives to achieve both short and long term objectives. The short term incentives include salary and bonus payments based on the operating and financial performance of the Corporation.

The CGC Committee has adopted a compensation program that covers three key elements: (i) a base amount of salary and benefits; (ii) a performance based cash bonus; and (iii) stock options.

Base Salary

The objective of base salary compensation and benefits is to retain and reward Named Executive Officers on a short term basis. The program is designed to reward Named Executive Officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience, expertise and the amount of time devoted to the affairs of the Corporation. Subjective factors such as leadership, commitment and attitude are also considered.

The Corporation has reviewed the public disclosure available for other junior mineral exploration and development companies to assist in determining the competitiveness of base salary, bonuses, benefits and stock options paid to each of the executive officers of the Corporation. The Corporation has historically tried to pay base salary to its Named Executive Officers in the range of that paid to the Named Executive Officers of its competitors.

Bonus Plan

The objective of performance based bonuses is to incent the maximization of shareholder value by the Named Executive Officers, taking into consideration the operating performance of the Corporation. Operational accomplishments of the Corporation will result in bonuses being paid to the Named Executive Officers.

Stock Options

The objective of granting stock options to the Named Executive Officers is to incent the maximization of shareholder value on a long term basis as stock options closely link the interests of the Named Executive Officers to those of the Corporation. The maximization of shareholder value is encouraged by the granting of stock options at all levels.

The Corporation has in place a stock option plan (the “Plan) under which awards have been made to executive officers in amounts relative to positions, performance, and what is considered competitive in the industry. The Plan was last approved by shareholders at the annual general and special meeting of the Corporation held on September 29, 2010. The Corporation is proposing to replace the Plan with a new stock option plan (the “New Plan”) in substantially the form attached hereto as Schedule “A”. The Board approved the adoption of the New Plan in substitution for the old stock option plan, subject to the approval of the applicable regulatory body and the shareholders of the Corporation.

The objective of the Plan and the New Plan is to reward and retain Named Executive Officers. The program is designed to reward Named Executive Officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. Increasing the value of the Corporation’s Common Shares increases the value of the stock options. This incentive closely links the interests of the officers and directors to shareholders of the Corporation, and encourages a long term commitment to the Corporation.

The Corporation has reviewed the public disclosure available for other intermediate mining companies to assist in determining the competitiveness of stock option awards. The CGC Committee assesses such information and then makes recommendations to the Board who ratify the recommendations. In general, stock options are granted to executive officers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and performance of the Corporation during the most recently completed financial year in relation to performance expected.

The compensation program provides incentives to its management and directors to achieve long term objectives through grants of stock options under the New Plan. At the Meeting, shareholder approval will be sought to approve the New Plan. See “PARTICULARS OF MATTERS TO BE ACTED UPON -Approval of New Stock Option Plan” below.

Performance Graph

The following graph compares the total cumulative shareholder return as at fiscal year end, since May 31, 2006, for $100 invested in Common Shares of the Corporation with the cumulative total return (assuming dividends are reinvested) of the S&P TSX Venture Composite Index over the period ended May 31, 2011.

	S&P TSX Venture	Market Price per Common
Date	Composite Index	Share
June 1, 2006(1)	2,827.68	$0.235
May 31, 2007(2)	3,241.69	$1.04
May 30, 2008	2,657.00	$0.45
May 29, 2009	1,124.08	$0.20
May 31, 2010	1,514.07	$0.75
May 31, 2011	2,094.47	$2.33

Notes:

(1)	No trading activities were reported from December 31, 2005 to June 1, 2006. For the purposes of this graph, the trading price on June 1, 2006 was used.
(2)	The Corporation’s Common Shares started trading on the TSXV on May 14, 2007, upon the completion of a reverse take-over and graduation from the NEX board of the TSXV.

Summary Compensation Table

The following table sets forth all annual and long term compensation for the financial years ended May 31, 2011, 2010 and 2009, respectively, for services in all capacities to the Corporation and its subsidiaries, if any, in respect of Named Executive Officers.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended May 31	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(3)	Long- Term Incentive Plans
Alexander Black(4) President and Chief Operating Officer	2011	231,295	Nil	226,085	100,563	Nil	Nil	Nil	557,944
	2010	174,400	Nil	46,370 (5)	Nil	Nil	Nil	47,565	268,335
Anthony Hawkshaw(6) Chief Financial Officer	2011	231,295	Nil	226,085	100,563	Nil	Nil	Nil	557,944
	2010	174,400	Nil	109,110	Nil	Nil	Nil	47,565	331,075
Jaime Soldi(7) General Manager, Rio Alto S.A.C.	2011	220,418	Nil	141,303	Nil	Nil	Nil	Nil	361,721
	2010	170,733	Nil	24,549	Nil	Nil	Nil	Nil	195,282
Feisal Somji(8) (Former) VP Corporate Development	2011	143,750	Nil	226,085	100,563	Nil	Nil	444,000	914,398
	2010	180,000	Nil	Nil	Nil	Nil	Nil	72,000	252,000
	2009	120,000	Nil	Nil	Nil	Nil	Nil	74,347	194,437

Notes:

(1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option- like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Value based on the fair market value of the stock options granted having a value of approximately $1,186,948 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate – 2.00%; expected volatility – 125.02%; dividend yield – 0%; and expected life of each option granted – 5 years.

(3)	In August 2010, a discretionary bonus of US$100,000 was paid to each of Messers. Black and Hawkshaw and a discretionary bonus of US$100,000 was paid to Mr. Somji.
(4)	Mr. Black was appointed President of the Corporation on June 2, 2010 and Chief Operating Officer on June 25, 2009.
(5)	These options were granted to Auscan Assets Limited (“Auscan”), a company in which Alex Black has a beneficial interest.
(6)	Mr. Hawkshaw was appointed Chief Financial Officer of the Corporation on June 25, 2009.
(7)	Mr. Soldi was appointed General Manger of Rio Alto S.A.C. on September 1, 2009.
(8)

Mr. Somji, formerly the Corporation’s Chief Executive Officer and President, was appointed VP Corporate Development on June 2, 2010. Effective February 18, 2011, Mr. Somji resigned from the Corporation pursuant to an agreement with the Corporation, the details of which are in the section titled “Termination and Change of Control Benefits.” The Salary column amount is the amount paid to a company controlled by Mr. Somji from June 2, 2010 to February 18, 2011. The All Other Compensation column amount consists of payments (in the aggregate amount of ($54,000) to a private company controlled by Mr. Somji for administration, book-keeping and administrative services and a lump-sum payment (in the amount of $390,000) paid to said company in accordance with his resignation agreement.

Auscan, a company in which Alexander Black has a beneficial interest, was paid a monthly consulting fee of US$15,000 from June 1, 2010 to July 31, 2010 and US$20,000 a month from August 1, 2010 to May 31, 2011 by the Corporation. In addition, a bonus of US$100,000 was paid to Alexander Black in August 2010. Amounts paid to Mr. Black and Auscan were converted into dollars from US dollars at an exchange rate of 1.006, which was the average exchange rate for the April 1, 2010 to May 31, 2011 period.

Anthony Hawkshaw was a paid monthly salary of US$15,000 from June 1, 2010 to July 31, 2010 and US$20,000 from August 1, 2010 to May 31, 2011 by the Corporation. In addition, a bonus of US$100,000 was paid to Anthony Hawkshaw in August 2010. Amounts paid to Mr. Hawkshaw were converted into dollars from US dollars at an exchange rate of 1.006, which was the average exchange rate for the April 1, 2010 to May 31, 2011 period.

Jaime Soldi was a paid a monthly salary of approximately US$18,265 for the year ended May 31, 2011. Somji Consulting Ltd. (“Somji Consulting”), a private company controlled by Feisal Somji, was paid an aggregate amount of $15,000 a month from June 1, 2010 to July 31, 2010 and $16,250 a month from August 1, 2010 to the end of January 2011 in consideration of Feisal Somji providing services as the Corporation’s Vice President Corporate Development. A bonus of US$100,000 was paid to Somji Consulting in August 2010. In addition, Somji Consulting was provided with approximately $6,000 per month to provide administration, bookkeeping and office services to the Corporation and was provided with a lump sum payment of $390,000 as the result of an agreement between Somji Consulting and the Corporation upon the resignation of Mr. Somji, as described in further details below.During the financial year ended May 31, 2011, the Corporation granted in aggregate 725,000 stock options to the Named Executive Officers.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Named Executive Officer of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

Name and Principal Position	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Option(1)(2) ($)
Alex Black President and Chief Operating Officer	340,000	0.30	July 24, 2014	581,400
	200,000	1.80	September 20, 2015	42,000
Anthony Hawkshaw Chief Financial Officer	800,000	0.30	July 24, 2014	1,368,000
	200,000	1.80	September 20, 2015	42,000
Jaime Soldi General Manager, Rio Alto S.A.C.	180,000	0.30	July 24, 2014	307,800
	125,000	1.80	September 20, 2015	63,750
Feisal Somji (Former) VP Corporate Development	265,000	0.25	May 7, 2012	466,400
	200,000	1.80	September 20, 2015	42,000

Notes:

(1)

Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at May 31, 2011, the financial year end, exceeds the exercise or base price of the option.

(2)	The aggregate of the difference between the market value of the Common Shares as at May 31, 2011, being $2.33 per Common Share, and the exercise price of the options.

The Corporation does not have any share-based awards.

None of the awards disclosed in the table above have been transferred at other than fair market value.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Named Executive Officer.

Name and Principal Position	Option-Based Awards - Value vested during the year ($)(1)	Share-Based Awards - Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Alex Black President and Chief Operating Officer	169,564	N/A	N/A
Anthony Hawkshaw Chief Financial Officer	169,564	N/A	N/A
Jaime Soldi General Manager, Rio Alto S.A.C.	105,977	N/A	N/A
Feisal Somji (Former) VP Corporate Development	226,085	N/A	N/A

Note:

(1)

Value based on the fair market value of the stock options granted having a value of approximately $1,186,948 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate –2.00%; expected volatility – 125.02%; dividend yield – 0%; and expected life of each option granted – 5 years.

Pension Plan Benefits

The Corporation does not have in place any pension plan or deferred compensation plan that provides for payments or benefits at, following or in connection with the retirement of the Named Executive Officers.

Termination and Change of Control Benefits

The Board of Directors resolved that a payment of two year’s salary and unpaid bonuses, if any, would be made to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation, its subsidiaries or affiliates or a change in a Named Executive Officer’s responsibilities.

An agreement was entered into among the Corporation, Feisal Somji and Somji Consulting, pursuant to which Feisal Somji resigned as a director and officer of the Corporation effective February 18, 2011. In accordance with the agreement, the Corporation paid Somji Consulting a lump-sum payment of $390,000. The Corporation also agreed to pay a further $145,000 upon 10,000 ounces of doré being produced from the Corporation’s La Arena gold oxide project. Entering into this agreement did not affect the vesting nor expiry dates of the stock options granted to Mr. Somji.

DIRECTOR COMPENSATION

During the financial year ended May 31, 2011, the Corporation had ten (10) directors, three (3) of whom were also Named Executive Officers. For a description of the compensation paid to the Named Executive Officers of the Corporation who also act as directors of the Corporation, see “EXECUTIVE COMPENSATION” above.

Director Compensation Table

The following table sets forth all compensation provided to directors who are not also Named Executive Officers (“Outside Directors”) of the Corporation for the financial year ended May 31, 2011.

Name	Fees Earned	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Victor Gobitz(3)(5)	7,542	Nil	338,487	Nil	Nil	Nil	346,029
Daniel Kenney	30,169	Nil	113,043	Nil	Nil	Nil	143,212
Drago Kisic(5)	30,169	Nil	113,043	Nil	Nil	Nil	143,212
Roger Norwich(5)	30,169	Nil	113,043	Nil	Nil	Nil	143,212
Ram Ramachandran(4)	2,514	Nil	326,459	Nil	Nil	Nil	328,973
Sidney Robinson	7,542	Nil	338,487	Nil	Nil	Nil	346,029
Klaus Zeitler	72,405	Nil	169,564	Nil	Nil	21,722	263,691

Notes:

(1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option- like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Value based on the fair market value of the stock options granted having a value of approximately $2,190,381 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate – 2.11%; expected volatility – 122.23%; dividend yield – 0%; and expected life of each option granted – 5 years.

(3)	Mr. Victor Gobitz was appointed as a director on March 8, 2011.
(4)	Mr. Ram Ramachandran was appointed as a director on May 11, 2011.
(5)	Mr. Messrs Gobitz, Kisic and Norwich are remunerated in United States dollars. The amounts received were converted in dollars at an exchange rate of United States dollars multiplied by 1.006.

Commencing, July 2009, all Outside Directors are paid a monthly fee of US$2,500 with the exception of Mr. Zeitler, who acts as chairman of the Board. For his role as chairman of the Board, the Corporation has agreed to fee an additional fee of US$3,500 a month and an accommodation allowance of US$1,800 per month to a private company controlled by Mr. Zeitler. Mr. Zeitler is also entitled to a one year severance payment if a change of control of the Corporation occurs and Mr. Zeitler resigns as chairman of the Board as a result of certain specified reasons or the agreement with Mr. Zeitler is terminated by the Corporation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Outside Director of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-money Option(1)(2) ($)
Victor Gobitz	180,000	2.39	March 11, 2016	Nil
Drago Kisic	180,000	0.70	March 15, 2015	235,800
	100,000	1.80	September 20, 2015	21,000
Daniel Kenney	100,000	0.25	May 7, 2012	176,000
	165,000	0.30	July 24, 2014	282,150
	100,000	1.80	September 20, 2015	21,000
Roger Norwich	265,000	0.25	May 7, 2012	466,400
	100,000	1.80	September 20, 2015	21,000
Ram Ramachandran	180,000	2.39	March 11, 2016	Nil
Sidney Robinson	180,000	2.39	March 11, 2016	Nil
Klaus Zeitler	180,000	0.30	July 24, 2014	307,800
	150,000	1.80	September 20, 2015	31,500

Notes:

(1)	Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.
(2)	The aggregate of the difference between the market value of the Common Shares as at May 31, 2011, being $2.33 per Common Share, and the exercise price of the options.
(3)	The Corporation does not have any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Outside Director.

Name and Title	Option-Based Awards - Value vested during the year ($)(1)	Share-Based Awards - Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Victor Gobitz	338,487	N/A	N/A
Daniel Kenney	84,782	N/A	N/A
Drago Kisic	84,782	N/A	N/A
Roger Norwich	84,782	N/A	N/A
Sidney Robinson	326,459	N/A	N/A
Ram Ramachandran	338,487	N/A	N/A
Klaus Zeitler	127,173	N/A	N/A

Note:

(1)	Based on the difference between the fair market price of the options on the date of grant using the Black-Scholes pricing model and the exercise price.

Pension Plan Benefits

The Corporation does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that were authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)(1)
Equity compensation plans approved by securityholders	7,382,500	$1.02	9,473,258
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,382,500	$1.02	9,473,258

Note:

(1)

The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding Common Shares. Based on the number of Common Shares issued and outstanding at May 31, 2011 in which the Corporation had 168,557,582 Common Shares issued and outstanding. As of the Effective Date of this document, there are 168,750,082 Common Shares issued and outstanding.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Corporation or its subsidiaries nor any of their associates or affiliates, is, or has been at any time since the beginning of the financial year ended May 31, 2010, indebted to the Corporation or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the financial year ending May 31, 2011 or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s disclosure with respect to Corporate Governance Practices is set forth in Schedule “B” hereto.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of the Corporation, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Report and Financial Statements

The Board of the Corporation has approved all of the information in the audited financial statements of the Corporation for the year ended May 31, 2011, and the report of the auditor thereon.

2.	Fix Number of Directors to be Elected at the Meeting

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that eight (8) directors be elected to hold office until the next annual general and special meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8).

3.	Election of Directors

The Corporation currently has nine (9) directors and eight of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general and special meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the Business Corporations Act to which the Corporation is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Klaus Zeitler(3)(4) West Vancouver, BC, Canada Chairman and a Director since June 25, 2009
Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a Ph.D in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining Ltd., later Inmet Inc., a Toronto Stock Exchange listed company with assets of over $1 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.
750,0000 0.44%
Alexander Black San Isidro, Lima, Peru Chief Operating Officer and a Director since June 25, 2009 and President since Jun 2, 2010
Alex Black lives in Lima, Peru and has 28 years experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).
6,169,651(5) 3.65%

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Anthony Hawkshaw(3)(4) Vancouver, BC, Canada Chief Financial Officer and a Director since June 25, 2009
Mr. Hawkshaw was a Chartered Accountant for 29 years and holds a Bachelor Degree in Business Management from the Ryerson University. Since 2007 to present, Mr. Hawkshaw was a director of Rio Alto Mining S.A.C. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2004, Mr. Hawkshaw was the CFO of Chariot Resources Limited for a period of 12 months. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 25 years experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencieshas been a director of Caza Gold Corp. since June 3, 2009.
1,000,000(6) 0.59%
Victor Gobitz Lima, Peru Director since March 8, 2011
Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Masters degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Boards of Directors of two public mining companies listed on Bolsa de Valores de Lima, Volcan Compañía Minera and Castrovirreyna Compañía Minera. Mr.Gobitz has extensive experience in the start up and expansion of mining projects and currently is the CEO of Corporación Minera Castrovirreyna, Director of the Peruvian Mining Safety Institute – ISEM and Member of the Board of the Peruvian Corps of Engineers, Chapter of Mining Engineers - CIP.
Nil Nil%
Drago Kisic(3) Lima, Peru Director since March 15, 2010
Mr. Kisic specializes in investment banking, finance and macroeconomics. He holds a B.S. from Pontificia Universidad Católica del Perú and a Masters degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero- Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of CEMENTOS LIMA (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL).
Nil Nil%

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Roger Norwich(3)(4) St. Magloire, Sark, Channel Islands Director since May 2007
Dr. Norwich has a BA in Geology and Archaeology (1974) from Manchester University England. He also holds MB Bachelor of Medicine and ChB Bachelor of Surgery degrees from Manchester University. From 1990 to July 2006 he was Managing Director of Medicolegal Consultancy initially a private company then a Public Company trading on the OFEX (now Plus Market Group plc) trading platform in London England. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of Mexican Silver Mines (MSM-V) from May 7, 2007 to July 24, 2009 and to date remains a non-executive Director of Rio Alto Mining (RIO TSX-V) since the merger of Mexican Silver Mines Ltd with Rio Alto Mining Ltd on July 24, 2009. Dr. Norwich is Chairman of the CGC Committee. Dr. Norwich is non-executive Chairman of Grupo Minero Panuco a private mining company based in Monterrey Mexico which is involved in the production of Copper Gold and Molybdenum and also sits on the board of Inkron Limited, a Hong Kong based private company focused on nanometal production.
4,469,195 2.64%
Ram Ramachandran(3) Ontario, Canada Director since May 11, 2011
Mr. Ramachandran is the Chief Financial Officer of CanAlaska Uranium Ltd. and Purepoint Uranium Inc., both TSX-V companies. Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran also currently serves as a director of White Tiger Gold Ltd. (TSX).
Nil Nil%
Sidney Robinson Ontario, Canada Director since March 8, 2011
Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the TSX, Amerigo Resources Inc. and Chartwell Seniors Housing Real Estate Investment Trust and one private company, Butterfield & Robinson Inc.
190,000 0.11%

Notes:

(1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Corporation by the above individuals.

(2)	Assumes a total of 168,750,082 Common Shares issued and outstanding as at the Effective Date.
(3)	Member of the Audit Committee.
(4)	Member of the CGC Committee.
(5)	These Common Shares are owned by Auscan Assets Limited, a company in which Alex Black has a beneficial interest.

(6)	These Common Shares are owned by Zeitler Holdings Corp., a company controlled by Klaus Zeitler.

Cease Trade Orders or Bankruptcies

Other than as described below, no proposed director, within 10 years before the date of this Circular, has been a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.	Appointment of Auditor

Grant Thornton LLP, Chartered Accounts, have been the auditors of the Corporation since October 22, 2010. Previous to that, Davidson & Company LLP were the auditors of the Corporation. No “reportable event” (as such term is defined in National Instrument 51-102) was associated with the change of auditors. A “reporting package” (as such term is defined in National Instrument 51-102) regarding the change of auditors is attached hereto as Schedule “C”.

The shareholders of the Corporation will be asked to vote for the appointment of Grant Thornton LLP, Chartered Accountants, as auditor of the Corporation. Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the

Common Shares represented by any such proxy in favor of a resolution appointing Grant Thornton LLP, Chartered Accountants, as auditor of the Corporation for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Grant Thornton LLP, Chartered Accountants, is removed from office or resigns as provided by the Corporation’s by-laws, and the Management Designees also intend to vote the Common Shares represented by any such proxy in favor of a resolution authorizing the Board to fix the compensation of the auditor.

5.	Approval of New Stock Option Plan

The Corporation is proposing to replace the Plan with the New Plan in substantially the form attached hereto as Schedule “A”. The New Plan, as is the Plan, is a 10% rolling stock option plan. The Board approved the adoption of the New Plan in substitution for the Plan, subject to the approval of the applicable regulatory body and the shareholders of the Corporation. The New Plan complies with the rules of both the TSX Venture Exchange and the Toronto Stock Exchange (the “TSX”).

The New Plan permits the granting of options to purchase Common Shares (“Options”) to directors, officers, employees of, and consultants to, the Corporation. As with the Plan, the New Plan limits the total number of Common Shares that may be issued on exercise of Options outstanding at any time under the Plan to 10% of the number of Common Shares outstanding, subject to the following additional limitations:

(a)

the aggregate number of Common Shares reserved for issuance to any one person under the New Plan, together with all other security based compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

(b)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to any one consultant of the Corporation (or any of its subsidiaries); and

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to persons employed to provide investor relations activities. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the Options vesting in any three month period.

The exercise price of any Options shall be determined by the Board, subject to TSX approval (if required), at the time such Options are granted. In no event shall such exercise price be lower than the lesser of: (a) the five (5) day volume weighted average trading price of the Common Shares prior to the date of the grant, and (b) the exercise price permitted by the TSX (if applicable). Subject to any vesting restrictions imposed by the TSX (if applicable), the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

The New Plan also includes a black out provision. Pursuant to the policies of the Corporation respecting restrictions on trading, there are a number of periods each year during which directors, officers and certain employees are precluded from trading in the Corporation’s securities. These periods are referred to as “black out periods”. A black out period is designed to prevent a person from trading while in possession of material information that is not yet available to other shareholders. The TSX recognizes these black out periods might result in an unintended penalty to employees who are prohibited from exercising their Options during that period because of their company’s internal trading policies. As a result, the TSX provides a framework for extending options that would otherwise expire during a black out period. The New Plan includes a provision that should an Option expiration date fall within a black out period or immediately following a black out period, the expiration date will automatically be extended for 10 business days following the end of the black out period.

The maximum length of any Option shall be ten (10) years from the date the Option is granted. Notwithstanding the above, a participant’s options will expire one (1) year after a participant ceases to act for the Corporation, other than by reason of death. Options of a participant that provides investor relations activities will expire 30 days after the cessation of the participant's services to the Corporation. In the event of the death of a participant, the participant’s estate shall have twelve (12) months in which to exercise the outstanding options. If a participant ceases to be a director, officer, employee of, or consultant to, the Corporation for cause, any granted but unexercised Options shall terminate and become null and void immediately. The Options are not assignable, other than by reason of death.

If the number of outstanding Common Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Corporation to another entity (any of which being, a “Reorganization”) any adjustments relating to the Common Shares subject to Options or issued on exercise of Options and the exercise price per share shall be adjusted by the Board, in its sole and absolute discretion, provided that a participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he had been the holder of the number of shares to which he was entitled upon exercise of his Option(s).

Based on the policies of the TSX, the New Plan specifies the types of amendments to the New Plan and the options granted thereunder that can be made by the Board without the approval of the shareholders. The New Plan allows the Board to terminate or discontinue the New Plan at any time without the consent of the option holders provided that such termination or discontinuance shall not alter or impair any option previously granted under the New Plan. The only amendments to the New Plan that would be subject to shareholder approval are amendments that would:

(a)	reduce the exercise price of an option held by an insider of the Corporation;

(b)	extend the expiry date of an option held by an insider of the Corporation (subject to such date being extended by virtue of the black out provision noted above);

(c)	amend the limitations on the maximum number of Common Shares reserved or issued to insiders;

(d)	increase the maximum number of Common Shares issuable pursuant to the New Plan; or

(e)	amend the amendment provisions of the New Plan.

Effective January 1, 2011, public companies such as the Corporation must withhold and remit to Canada Revenue Agency amounts from the employment benefit realized on the exercise of employee stock options. As such, the New Plan also includes provisions that provide mechanisms to facilitate this withholding.

Policy 4.4 of the TSXV requires that rolling stock option plans must receive shareholder approval yearly, at an issuer’s annual general meeting. In accordance with Policy 4.4, the shareholders will be asked to consider and if thought fit, approve an ordinary resolution approving and adopting the New Plan as the Corporation’s stock option plan. In order for the resolution approving and adopting the New Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. In the absence of contrary direction, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which management intends to place before the Meeting for the approval and adoption of the New Plan is as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1.

the stock option plan of the Corporation in substantially the form attached as Schedule “A” to the Management Information Circular dated August 25, 2011 (the “New Plan”) be and is hereby approved and adopted as the stock option plan of the Corporation;

2.	the form of the New Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.	the termination of the current stock option plan (the “Plan”) of the Corporation is hereby approved;

4.	all issued and outstanding stock options previously granted are hereby continued under and governed by the New Plan;

5.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

6.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favor of the resolutions set forth herein. All special resolutions to be brought before the Meeting require, for the passing of the same, a two thirds majority of the votes cast at the Meeting by the holders of Common Shares. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. All approvals by disinterested shareholders require the approval of the shareholders not affected by, or interested in, the matter to be approved.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation’s most recently completed financial year is provided in the Corporation’s comparative financial statements and management discussion and analysis available on SEDAR. Further information concerning the Audit Committee, including the text of the Audit Committee Charter, is included in the Annual Information Form of the Corporation for the year ended May 31, 2011. A copy of the Annual Information Form is available on SEDAR at www.sedar.com

SCHEDULE “A"

STOCK OPTION PLAN OF

RIO ALTO MINING LIMITED

1.	Purpose

The purpose of the Stock Option Plan (the “Plan”) of RIO ALTO MINING LIMITED, a corporation continued under the Business Corporations Act (Alberta) (the “Corporation”) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.	Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors that may be appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all Option Agreements entered into thereunder, to define the terms used in the Plan and in all Option Agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

All options to purchase Shares (“Options”) granted hereunder shall be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall expressly be made subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation, be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3.	Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively, referred to as the “Exchange”).

4.	Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation’s authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all Options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any Option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.	Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold Options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the Options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective Option Agreements, the time or times at which such Options shall be granted and shall vest, and the number of Shares to be subject to each Option. In the case of employees or consultants of the Corporation or Management Company Employees, the Option Agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona tide employee, consultant or Management Company Employee of the Corporation or its subsidiaries, if any.

A Participant who has been granted an Option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted additional Options if the Board so determines.

7.	Exercise Price

(a)

The exercise price of any Options shall be determined by the Board, subject to applicable Exchange approval, at the time such Options are granted. In no event shall such exercise price be lower than the lesser of: (a) the five (5) day volume weighted average trading price of the Shares prior to the date of the grant, and (b) the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the applicable Option has been granted, the exercise price may only be reduced if at least six (6) months have elapsed since the later of the date of the commencement of the term of the Option, or the date the exercise price was last reduced, if applicable, and the exercise price may be reduced only if disinterested shareholder approval is obtained.

8.	Number of Optioned Shares

(a)

The number of Shares subject to Options granted to any one Participant shall be determined by the Board, but no one Participant shall be granted Options which exceed, in aggregate, the maximum number permitted by the Exchange.

(b)

No single Participant may be granted Options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relation activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than ¼ of the Options vesting in any three (3) month period.

9.	Duration of Option

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option Agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an Option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange or the Toronto Stock Exchange, the maximum term may not exceed ten (10) years.

Should the expiry date of an Option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the Option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

“Black Out Period” means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation pursuant to any policy of the Corporation respecting restrictions on trading that is in effect at that time.

10.	Term, Consideration and Payment

(a)

The term for any Option shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the term shall be reduced with respect to any Option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)

Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the term of the Option. To the extent required by the Exchange, no Option may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque, wire transfer or bank draft for the full purchase price of such Shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to Options under the Plan are issued to him or them under the terms of the Plan.

11.	Ceasing To Be a Director, Officer, Consultant or Employee

(a)

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than for cause or by reason of death), such Participant may exercise his Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within one (1) year after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within thirty (30) days after the cessation of the Participant’s services to the Corporation.

(b)

If a Participation shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee for cause, any granted but unexercised Options shall terminate and become null and void immediately.

(c)

Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates, if any.

12.	Death of Participant

Notwithstanding Section 11, in the event of the death of a Participant, all unexpired Options previously granted to him shall be exercisable only within one (1) year after such death and then only:

(a)	by the person or persons to whom the Participants rights under the Options shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the Options at the date of his death.

13.	Rights of Optionee

No person entitled to exercise any Option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until certificates representing such Shares shall have been issued and delivered.

14.	Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.	Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Corporation to another entity (any of which being, a “Reorganization”) any adjustments relating to the Shares subject to Options or issued on exercise of Options and the exercise price per Share shall be adjusted by the Board, in its sole and absolute discretion, under this Section, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he had been the holder of the number of Shares to which he was entitled upon exercise of his Option(s).

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

17.	Amendment and Termination of Plan

Subject to applicable approval of the Exchange and the Corporation’s shareholders, the Board may, at any time suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan without shareholder approval; provided that no such amendment or revision shall result in a material adverse change to the terms of any Options theretofore granted under the Plan, unless shareholder approval is obtained for such amendment or revision. Specifically, shareholder approval shall be required for the following amendments:

(a)	reducing the exercise price of an Option held by an insider of the Corporation;

(b)	extending the expiry date of an Option held by an insider of the Corporation;

(c)	amending the limitations on the maximum number of Shares reserved or issued to insiders;

(d)	increasing the maximum number of Options issuable pursuant to the Plan; or

(e)	amend the amendment provisions of the Plan.

In the cases of 17(a), (b) and (c), disinterested shareholder approval would be required.

18.	Withholding Taxes

The Corporation shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Participant to the Corporation, of any taxes or other required source deductions which the Corporation is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Optioned Shares. Without limiting the generality of the foregoing, the Corporation may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to an Participant;

(b)

require, as a condition of the issuance of Optioned Shares to an Participant that the Participant make a cash payment to the Corporation equal to the amount, in the Corporation’s opinion, required to be withheld and remitted by the Corporation for the account of the Participant to the appropriate governmental authority and the Corporation, in its discretion, may withhold the issuance or delivery of Optioned Shares until the Participant makes such payment; or

(c)

sell, on behalf of the Participant, all or any portion of Optioned Shares otherwise deliverable to the Participant until the net proceeds of sale equal or exceed the amount which, in the Corporation’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Participant.

19.	Necessary Approvals

The ability of a Participant to exercise Options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

20.	Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

21.	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta. Words in the singular shall include the plural and words in one gender shall include all genders.

SCHEDULE “B”

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101.

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following six (6) directors of the Corporation are independent (for purposes of NI 58-101):

Victor Gobitz Drago Kisic Roger Norwich Ram Ramachandran Sidney Robinson Klaus Zeitler

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Alexander Black is not independent as he is the President and Chief Operating Officer and Anthony Hawkshaw is not independent as he is the Chief Financial Officer. Mr. Daniel Kenney is a partner in a law firm which provides legal services to the Corporation and although he is not part of management and the Board does not believe that the legal services provided interfere with the exercise of his independent judgment, he is deemed to be non-independent by the applicable regulatory instrument. Mr. Feisal Somji, prior to his resignation as a director and officer of the Corporation on February 18, 2011, was also considered not independent as he was the Vice President Corporation Development of the Corporation.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The majority of the Board is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer
Caza Gold Corp.
Anthony Hawkshaw

Klaus Zeitler	Amerigo Resources Limited
Los Andes Copper Ltd.
Western Copper Corporation
Candente Resource Corp.

Daniel Kenney	Clearford Industries Inc.

Sidney Robinson	Amerigo Resources Inc.
Chartwell Senior Housing Real Estate
Investment Rust

Ran Ramachandran	White Tiger Gold Ltd.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings and no such meetings were held in the year ended May 31, 2011. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the Business Corporations Act (Alberta) and the Board Mandate. The Board may determine that it is appropriate to hold an in camera session excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself from considering and voting with respect to the matter under consideration.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Klaus Zeitler is the current Chairman of the Board and is independent. In accordance with the mandate of the Chairman, the Chairman presides at all meetings of the Board and, unless otherwise determined and at all meetings of shareholders. Among other things, the Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each of the directors of the Corporation for meetings and committee meetings held since May 31, 2010 is as follows:

Name	Board Meetings Attended / Held	Audit Committee Meetings Attended / Held
Klaus Zeitler	8/8	2/3
Alexander Black	7/8	N/A
Anthony Hawkshaw	8/8	N/A
Victor Gobitz	½	N/A
Daniel Kenney	8/8	N/A
Drago Kisic	8/8	3/3
Roger Norwich	7/8	3/3
Ram Ramachandran	N/A	N/A
Sidney Robinson	2/2	N/A

No Board meetings were held during the period when Mr. Ramachandran was appointed to the Board (May 11, 2011) to May 31, 2011.

Mr. Feisal Somji resigned as a director on February 18, 2011. Prior thereto, Mr. Somji attended all Board meetings (being four in total).

The CGC Committee held one (1) meeting during the financial year ended May 31, 2011. The meeting was attended by all the members of the CGC Committee.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached hereto as Exhibit I.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman.

The Corporation has no written description for its committee chair positions; however, the Corporation has a mandate for each committee and the roles and responsibilities of each committee chair position are implied therein.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and CEO have not developed a written position description for the CEO. However, the Board, acting through the CGC Committee, is responsible for monitoring and evaluating the performance of management, including the CEO.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for the directors of the Corporation. The Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation does not currently have a Code of Business Conduct for directors, officers and employees. The Corporation’s CGC Committee is currently undertaking a review of the Corporation’s general corporate governance policies and it is expected that a Code of Business Conduct will be recommended to the Board of Directors and adopted this year.

(i)	disclose how a person or company may obtain a copy of the code;

Not applicable.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Not applicable.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Not applicable.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a “Whistleblower Policy” wherein employees and consultants of the Corporation are provided with the mechanics by which they may raise concerns with respect to falsification of financial records, unethical conduct, harassment and theft in a confidential, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has not appointed a nominating committee. The CGC Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Corporation’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The nominees are generally the result of recruitment efforts by the Board members including both formal and informal discussions among the Board members and officers. It is anticipated that new candidates will be identified having regard to: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the communities in which the Corporation does business and in the Corporation’s industry sectors or other industries relevant to the Corporation’s business; (iii) ability and willingness to commit adequate time to the Board and Board committee matters; (iv) the fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Corporation; and (v) diversity of viewpoints, background, experience and other demographics.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board has not appointed a nominating committee. The CGC Committee is responsible for nominating directors. The majority of the members of the CGC Committee are independent; however, Mr. Kenney, though deemed to be non- independent by the applicable regulatory instruments, is not part of management.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a) above.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “INFORMATION CONCERNING THE CORPORATION – Statement of Executive Compensation – Compensation Discussion and Analysis” in the case of officers and “INFORMATION CONCERNING THE CORPORATION – Director Compensation” in respect of directors.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The majority of the members of the CGC Committee are independent; however, Mr. Kenney, though deemed to be non-independent by the applicable regulatory instruments, is not part of management.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The CGC Committee’s responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors and employees of the Corporation. Without limiting the generality of the foregoing, the Committee has the following duties:

(i)	to review and provide recommendations to the Board regarding the compensation policies and guidelines for supervisory and management personnel of the Corporation;

(ii)	to review and provide recommendations to the Board regarding corporate benefits, bonuses and other incentives, including stock options;

(iii)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

(iv)	to review and provide recommendations to the Board regarding non-CEO officer and director compensation, incentive compensation plans and equity-based plans;

(v)	to review executive compensation disclosure before the Corporation publicly discloses such information;

(vi)	to review and provide recommendations to the Board regarding succession plans for the officers and for key employees of the Corporation; and

(vii)	to review and provide recommendations to the Board regarding any material changes or trends in human resources policy, procedure, compensation and benefits.

Pursuant to the mandate and terms of reference of the CGC Committee, meetings of the Committee are to take place at least twice per year and at such other times as the Chair of the CGC Committee may determine.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant or advisor has not, at any time since the beginning of the Corporation’s most recently completed financial year, been retained to assist in determining compensation for any of the Corporation’s directors and officers.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

The Corporation has no committees other than the Audit Committee and the CGC Committee.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board has not implemented a process for assessing its effectiveness. As a result of the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual members of the Board or individual committee members.

Exhibit I

BOARD OF DIRECTORS
CORPORATE GOVERNANCE GUIDELINES
AND BOARD MANDATE

10.	Board Composition Board

	(a)	Composition

The composition of the Board should balance the following goals:

The size of the Board should facilitate substantive discussions of the whole Board in which each director can participate meaningfully;

The composition of the Board should encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company’s business; and

Membership on the Board shall include an appropriate number of directors whom the Board has determined have no material relationship with the Company or its principal shareholders and who are otherwise considered independent as contemplated by the corporate governance guidelines published by the Canadian Securities Administrators (the “CSA Guidelines”).

To consider a director independent, the Board determines as a factual matter that a director is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of the Company. When assessing the materiality of the relationship between a director and the Company, the Board examines a range of types of relationships such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The Board specifically applies the definition of independence in the CSA Guidelines when considering the independent status of each director or potential director.

(b)	Selection of Directors

(i)

Nominations. The Governance Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Company’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The Board is responsible for selecting nominees for election to membership on the Board for presentation at annual meetings of shareholders.

(ii)	Criteria. Based on the recommendations of the Governance Committee, the Board selects director nominees considering criteria which include the following:

	A.	Personal qualities and characteristics, accomplishments and reputation in the business community;

	B.	Current knowledge and contacts in the communities in which the Company does business and in the Company’s industry sectors or other industries relevant to the Company’s business;

	C.	Ability and willingness to commit adequate time to Board and Board committee matters;

D.

The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; and

	E.	Diversity of viewpoints, background, experience and other demographics.

(iii)	Invitation. The invitation to join the Board is extended by the Board itself by way of the Chairman of the Board and any other director as determined by the Board.

(iv)

Orientation and Continuing Education. Management, working with the Board, provides an orientation process for new directors, including background material on the Company, its business plan and risk profile, and meetings with senior management. Periodically, management prepares additional educational sessions for directors on matters relevant to the Company and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Company, its business and operations, its continuous disclosure compliance and its corporate governance structure.

(c)	Terms Limits and Retirement

The Board does not believe that it should establish a limit on the number of times a director may stand for election. While such a limit could help in creating an environment where fresh ideas and viewpoints are available to the Board, on the other hand, a director term limit can also disadvantage the Company through losing the beneficial contribution of directors who have developed, over a period of time, increasing knowledge of, and insight into, the Company and its operations and who could therefore provide increasing contributions to the Board as a whole.

11.	BOARD COMMITTEES

(a)	Committees

The Company has at least the committees required by the CSA Guidelines. Currently, these committees of the Board are the Audit Committee and the Corporate Governance and Compensation Committee. Each of these committees has written terms of reference (acting as a form of committee charter) satisfying, at a minimum, applicable legislative and stock exchange rules.

All directors, whether members of a committee or not, are invited to make suggestions to a committee chair for additions to the agenda of his or her committee or to request that an item from a committee agenda be considered by the Board. Each committee chair will give a periodic report of his or her committee’s activities to the Board.

(b)	Assignment of Committee Members

The Governance Committee is responsible, after consultation with the Chairman of the Board and giving consideration to the suggestions of individual Board members, for the assignment of Board members to various committees, including evaluating and selecting the chair of each Board committee. Consideration should be given to rotating committee members periodically at about a five year interval, but the Board does not have a firm policy mandating rotation of committee assignments since there may be reasons to maintain an individual director’s committee membership for a longer period.

(c)	Committee Member Qualifications

Each of the committees of the Board is comprised of a minimum of three directors. The required qualifications for the members of each committee are set out in the respective committees’ terms of reference. A director may serve on more than one committee.

12.	CHAIRMAN OF THE BOARD

(a)	General Functions

The Chairman of the Board shall provide leadership to the Board with respect to its functions as described in these Guidelines and as otherwise may be appropriate. The Chairman of the Board shall act as chair of meetings of the Board and, for such purpose, shall determine the agenda for each meeting of the Board in consultation with the Chief Executive Officer (“CEO”) and the Corporate Secretary.

The Chairman of the Board shall oversee the preparation for and management of, and he or she shall preside over, meetings of the shareholders of the Corporation.

(b)	Additional Responsibilities

The duties and responsibilities for the position of Chairman of the Board shall also include the following:

A.

establishing procedures to govern the Board’s work including establishing the location and time of meetings of the Board and the procedures to be followed with respect to the conduct of meetings of the Board, including determining who may be present at such meetings in addition to the directors, the CEO and Corporate Secretary (if those officers are not directors);

B.	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

C.	working with the chairs of the Board committees to coordinate the schedule of meetings for such committees;

D.	ensuring that delegated committee functions are carried out and reported to the Board;

E.	attending, as required, as a non-voting participant at all meetings of Board committees (unless the Chairman is a voting member of such committee);

F.	acting as a liaison between the Board and management through the CEO;

G.	meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board; and

H.	carrying out such other duties as may be reasonably requested by the Board as a whole, depending on its evolving needs and circumstances.

(c)	Appointment

The Chairman shall be appointed by the Board for a term as determined by the Board. If no term is specified, he or she shall hold office until the first meeting of the directors held after the next Annual Meeting of Shareholders.

(d)	Resources

The Chairman of the Board shall have sufficient resources to discharge the responsibilities of the Chair. The Chairman of the Board shall be empowered to engage advisers as may be appropriate from time to time to advise the Chairman of the Board with respect to duties and responsibilities.

13.	BOARD MEETING PROCEDURES

(a)	Frequency of Meetings

The Board shall have a minimum of four regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the Company’s business.

(b)	Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Corporate Secretary, in consultation with the CEO, establish the agendas for Board meetings. Any Board member, however, may recommend the inclusion of specific agenda items. The agenda is distributed in advance of a meeting to each director.

(c)	Board Materials Distributed in Advance

Information, data and presentation materials that are important to the Board’s understanding of the business are distributed in writing to the Board before the Board meets. Management should provide materials that are as concise as possible while giving directors sufficient information, and time for review (subject to availability of time sensitive materials), to make informed decisions. The Board acknowledges that, under certain circumstances, written materials may be unavailable to directors in advance of a meeting, and that certain items to be discussed at Board meetings may be of an extremely sensitive nature such that the distribution of materials on these matters prior to the Board meeting would not be appropriate.

The Board encourages senior management to bring into Board meetings, from time to time, those Company employees or consultants who (i) can provide additional insight into the various Company operations due to such person’s personal involvement and substantial knowledge in those areas under periodic Board review and assessment, and/or (ii) are persons with future potential whom senior management believes should be given exposure to the Board.

14.	CORE RESPONSIBILITIES

The mandate of the Board, as prescribed by law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The core responsibilities of the Board include stewardship and oversight in the following areas:

(a)	Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Company’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Company’s proposed actions generally accord with Company objectives.

(b)	Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Company’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

(c)	Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the Governance Committee, monitors and advises on compliance with this Policy.

(d)	Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Company’s internal control systems.

(e)	Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

15.	Expectations of Directors

(a)	Commitment and Attendance

All directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone to mitigate conflicts.

(b)	Participation in Meetings

Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management makes appropriate personnel available to answer any questions a director may have about any aspect of the Company’s business. Directors should also review the materials provided by management and Company advisors in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

(c)	Other Directorships

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director’s time and availability, and may also present conflicts or legal issues. Directors should advise the Chair of the Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units.

(d)	Contact with Management

All directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(e)	Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of information received in connection with his or her services.

(f)	Independent Director Sessions

To encourage free and open discussion and communication among the non-management directors of the Board, the independent directors should typically meet during or at the end of each Board meeting with no members of management present.

(g)	Evaluating Board Performance

The Board, acting through the Governance Committee, and each of the committees of the Board conduct in each case a self-evaluation at least annually to assess their respective levels of effectiveness. In addition, the Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess, on an ongoing basis, whether the Board has the necessary tools to perform its oversight function effectively.

16.	LEADERSHIP DEVELOPMENT

(a)	Evaluating and Approving Salary for the CEO

The Board, acting through the Corporate Governance and Compensation Committee, evaluates the performance of the CEO in conjunction with the Company’s goals and objectives and, acting through the Corporate Governance and Compensation Committee, approves the compensation level of the CEO.

(b)	Evaluating and Approving the Compensation of Management

The Board, acting through the Corporate Governance and Compensation Committee, evaluates and approves proposals for overall compensation policies applicable to members of senior management.

(c)	Management Succession

At least annually, the Board reviews a succession plan, developed by management, addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO currently in Company senior management.

17.	BOARD COMPENSAT1ON

The Board conducts a review, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity.

18.	RELIANCE ON ADVISORS

In executing their responsibilities, each of the members of the Board, and specifically the Chairman on behalf of the independent directors, is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors, such advice to be provided at the expense of the Company. The Board, as well as each of the committees of the Board, shall accordingly have the authority to retain and approve the fees and retention terms of such outside advisors engaged for this purpose.

SCHEDULE “C”

CHANGE OF AUDITORS REPORTING PACKAGE

October 22, 2010

Alberta Securities Commission	British Columbia Securities Commission
4th Floor, 300 – 5th Avenue SW	P.O. Box 10142, Pacific Centre
Calgary, AB T2P 3C4	701 West Georgia Street
Vancouver, BC V7Y 1L2

Davidson & Partner LLP Chartered Accountants	Grant Thornton LLP Chartered Accountants
1200-609 Granville Street	1600-333 Seymour Street
Vancouver, BC VY7 1G6	Vancouver, BC V6B 0A4

Re: Notice of Change of Auditor

This Notice is made pursuant to Part 4 of National Instrument 51-102 ("NI 51-102").

Davidson & Company LLP Chartered Accountants ("Former Auditor") has resigned as auditor of Rio Alto Mining Limited (the "Corporation") at the request of the Corporation effective October 22, 2010.

The board of directors of the Corporation has considered and approved the resignation of Former Auditor and has appointed Grant Thornton LLP Chartered Accountants as auditor of the Corporation effective October 22, 2010 to hold office until the next annual meeting of shareholders of the Corporation.

There have been no reservations in the auditor's reports of Former Auditor for:

(a) the audit of the two most recently completed fiscal years of the Corporation; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the effective date of the resignation of Former Auditor.

There have been, in the opinion of the Corporation, no reportable events including disagreements, consultations, or unresolved issues as defined in NI 51-102 (Part 4.11) between the Corporation and the Former Auditor

The board of directors of the Corporation has reviewed and approved this notice of change of auditor.

Yours very truly,

RIO ALTO MINING LIMITED

Per:	“signed”
Anthony Hawkshaw
Director and Chief Financial Officer

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4	Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T (604) 687-2711 F (604) 685-6569 www.GrantThornton.ca

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC
V7Y 1L2

October 26, 2010

Dear Sirs / Mesdames:	MJZ-RIOAL

Re:	Rio Alto Mining Limited (“the Company”) Notice of Change of Auditor

This is to advise that in connection with National Instrument 51-102 Continuous Disclosure Obligations, we have read the Company’s notice of change of auditors dated October 22, 2010 and based on our knowledge at the time, we are in agreement with the statements contained in the notice.

Yours sincerely,

Grant Thornton LLP
Chartered Accountants

October 26, 2010

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

Re:	Rio Alto Mining Limited (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated October 22, 2010 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP
Chartered Accountants

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